UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On July 13, 2023, Lilium N.V. (“Lilium”) entered into an underwriting agreement with B. Riley Securities, Inc. (the “Underwriting Agreement”), which acted as the sole underwriter for the purchase and sale, in an underwritten public offering (the “Public Offering”), of Lilium’s class A ordinary shares (“Class A Shares” and, those Class A Shares offered in the Public Offering, the “Shares”). Additionally, Lilium agreed to issue to qualified investors, in a concurrent private placement (the “PIPE” and, together with the Public Offering and Aceville’s pre-funding commitment (as defined below), the “Capital Raise”) of Lilium’s Class A Shares (the “PIPE Shares”), and warrants to purchase Class A Shares (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”) pursuant to a securities purchase agreement entered into by and among Lilium and the purchasers named therein on July 13, 2023 (the “PIPE SPA”). B. Riley Securities, Inc. also acted as the sole placement agent in the PIPE. Continental Stock Transfer & Trust Company (“Continental”) is acting as warrant agent for the PIPE Warrants pursuant to a Warrant Agreement entered into by and between Lilium and Continental on July 18, 2023 (the “Warrant Agreement”). Immediately following the closings of the Capital Raise, Lilium will have 471,010,184 Class A Shares outstanding, or 479,046,712 Class A Shares outstanding assuming the exercise of all PIPE Warrants issued in the Capital Raise and, in each case, without giving effect to the exercise by B. Riley. Securities, Inc. of its over-allotment option in the Public Offering or the exercise of any other outstanding securities exercisable for or convertible into Class A Shares (see “—PIPE” and “—Public Offering” below).

Additionally, pursuant to the purchase agreement dated May 1, 2023, between Lilium and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), following consummation of the Public Offering Aceville will have ten business days to fund an additional $75 million to partially prepay against the total exercise price of the warrants issued under such agreement (“Aceville’s pre-funding commitment”).

The following descriptions of the PIPE Warrants, the Warrant Agreement, the PIPE SPA and the Underwriting Agreement do not purport to be complete and are qualified in their entirety by the copies or forms thereof that are attached hereto as Exhibits 4.1, 10.1, 10.2, 10.3 and 10.4, respectively.

The legal opinion of Freshfields Bruckhaus Deringer LLP regarding the legality of the issuance and sale of the Shares issued pursuant to the Public Offering is attached hereto as Exhibit 5.1.

Proceeds From the Capital Raise

After giving effect to the Public Offering and the concurrent PIPE, and Aceville’s pre-funding commitment, as of June 30, 2023, on a pro forma basis, we expect that Lilium will have approximately $386 million of cash, cash equivalents and other financial assets available (calculated based on a one euro to 1.09 U.S. dollar exchange rate as of July 10, 2023), after giving effect to estimated fees and expenses of the offering and the PIPE. This reflects approximately $200.6 million of cash, cash equivalents and other financial assets as of June 30, 2023, approximately $75 million of gross proceeds from the Public Offering, approximately $42 million of gross proceeds from the PIPE, and the $75 million of gross proceeds from Aceville pursuant to its pre-funding commitment, after giving effect to estimated fees and expenses of the Public Offering and the PIPE.

PIPE

Lilium entered into the PIPE SPA with a number of investors led by Earlybird Venture Capital and including BIT Capital, UVC Partners and Frank Thelen, as well as Lilium directors Barry Engle, David Wallerstein and Henri Courpron and a number of Lilium’s senior executives including Lilium’s chief financial officer, Oliver Vogelgesang. The PIPE SPA covered the purchase and sale of 32,146,147 Class A Shares and PIPE Warrants to purchase 8,036,528 Class A Shares. Messrs. Engle, Wallerstein, Courpron and Vogelgesang agreed to invest an aggregate of $1.9 million in the PIPE. The combined offering price for each Class A Share and accompanying warrant was $1.30.

The initial closing of the PIPE for approximately $21 million of the aggregate PIPE purchase amount occurred on July 18, 2023, and the final closing of the PIPE for the remaining approximately $21 million of the aggregate PIPE purchase amount is expected to occur on or about July 31, 2023, subject to satisfaction of customary closing conditions. The closing of the PIPE was conditioned on Lilium becoming party to binding agreements with respect to the issuance of Class A Shares and/or warrants to purchase Class A Shares with aggregate gross proceeds of at least $75.0 million, which condition Lilium believes was satisfied as a result of Lilium’s execution of the of the Underwriting Agreement and the PIPE SPA. See “—Proceeds from the Capital Raise” above.

The PIPE SPA contains customary registration rights in respect of the PIPE Securities, which provide that, among other things, within 60 calendar days of each applicable closing of the PIPE (the “Filing Deadline”), Lilium is required to file a registration statement to register for resale the PIPE Securities. Lilium has also agreed to use commercially reasonable efforts to have such registration statement declared effective under the Securities Act as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30th calendar day (or 60th calendar day if the SEC notifies Lilium that it will review the registration statement) following the Filing Deadline and (ii) the 10th business day after the date Lilium is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review.

Public Offering

On July 13, 2023 Lilium entered into the Underwriting Agreement for the purchase and sale of 57,692,308 Class A Shares at a public offering price of $1.30 per share for aggregate gross proceeds of approximately $75 million. B. Riley Securities, Inc. acted as sole underwriter with respect to the Public Offering. Pursuant to the Underwriting Agreement, Lilium sold the Shares to the underwriter at a 6.0% discount to the public offering price.

The closing of the Public Offering occurred on July 18, 2023. The closing of the Public Offering was not conditioned on the closing of the PIPE, but the closing of the PIPE was conditioned on Lilium becoming party to binding agreements with respect to the issuance of Class A Shares and/or warrants to purchase Class A Shares with aggregate gross proceeds of at least $75.0 million, which condition Lilium believes was satisfied as a result of its execution of the of the Underwriting Agreement and the PIPE SPA.

A copy of Lilium’s press release regarding the foregoing is attached as Exhibit 99.1 to this Report on Form 6-K.

The sale of the Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267719) previously filed with the SEC on October 3, 2022, and declared effective on October 12, 2022, and the prospectus contained therein.

Summary Terms of the PIPE Warrants

The PIPE Warrants are immediately exercisable into one quarter of one Class A Share, with only whole Class A Shares issuable upon exercise at an initial exercise price of $2.00 per Class A Share (subject to adjustment as described in the form of PIPE Warrants attached hereto as Exhibits 4.1), and will expire eighteen months from the applicable date of issuance.

In the event Lilium engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding PIPE Warrants will be proportionately increased or decreased. In the event Lilium engages in certain transactions that result in Lilium issuing equity at an effective price per share that is less than $1.00, then simultaneously with the consummation of each such transaction the exercise price will be proportionately reduced by the same proportion by which the effective price per share triggering the adjustment is less than $1.00 (e.g., if the triggering effective price per share is $0.80, then the then existing exercise price of the PIPE Warrants will be reduced by 20%), subject to exceptions specified in the form of PIPE Warrant.

In the event of a “Fundamental Transaction” (as defined in the form of the PIPE Warrants attached hereto as Exhibit 4.1), upon any subsequent exercise of the PIPE Warrant, the holder shall have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of Lilium, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the PIPE Warrant is exercisable immediately prior to such Fundamental Transaction. In the event of a Fundamental Transaction in which at least 10% of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be Lilium following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, Lilium or any successor entity shall, at the PIPE Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase such PIPE Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the forms of the PIPE Warrants attached hereto) of the remaining unexercised portion of such PIPE Warrants on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

The PIPE Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Class A Shares are entitled, until they exercise their PIPE Warrants. There is no trading market available for the PIPE Warrants on any securities exchange or nationally recognized trading system and we do not intend to list the PIPE Warrants on Nasdaq or any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the PIPE Warrants will be limited.

Incorporation by Reference

The contents of this Report on Form 6-K and the exhibits attached hereto, other than Exhibit 99.1, are hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and Lilium’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the consummation of the PIPE and Aceville’s pre-funding commitment and Lilium’s cash position giving effect to the Capital Raise. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those discussed in Lilium’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of PIPE Warrant
5.1	Legal Opinion of Freshfields Bruckhaus Deringer LLP on the validity of the Class A Shares offered in the underwritten public offering
10.1	Form of Warrant Agreement
10.2	Form of Securities Purchase Agreement
10.3	Form of Underwriting Agreement
10.4	Form of Director and Officer Lock-up Agreement
23.1	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)
99.1	Press Release dated July 18, 2023